Exhibit (a)(1)(D)

Offer to Purchase
Warrants to Acquire Common Shares
of
International General Insurance Holdings Ltd.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,
EASTERN TIME, AT THE END OF THE DAY ON SEPTEMBER 18, 2023,
UNLESS THE OFFER IS EXTENDED.

August 30, 2023

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

International General Insurance Holdings Ltd., a Bermuda exempted company (“IGI” or the “Company”) is offering to holders of (a) 12,750,000 outstanding publicly traded warrants to purchase common shares which were publicly issued and sold as part of the units in the initial public offering of Tiberius Acquisition Corporation (“Tiberius”) on March 20, 2018 (the “Tiberius IPO”), and assumed by the Company on March 17, 2020, and which entitle such warrant holders to purchase one of the Company’s common shares at an exercise price of $11.50, subject to adjustments (the “Public Warrants”), and (b) 4,500,000 outstanding warrants to purchase common shares which were privately issued and sold in connection with the Tiberius IPO pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), and assumed by the Company on March 17, 2020, and which entitle such warrant holders to purchase one of the Company’s common shares at an exercise price of $11.50, subject to adjustments (the “Private Warrants” and together with the Public Warrants, the “Warrants”), the opportunity to receive, upon the terms and subject to the conditions of the Offer, $0.95 in cash, without interest (the “Offer Purchase Price”), in exchange for each Warrant tendered.

The offer is upon the terms and subject to certain conditions described in the Sixth Amended and Restated Offer to Purchase and Consent Solicitation dated August 30, 2023 (the “Offer to Purchase”) and in the related Second Amended and Restated Letter of Transmittal and Consent (the “Letter of Transmittal and Consent,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”).

As part of the Offer, the Company is also soliciting consents (the “Consent Solicitation”) from the holders of the Warrants to amend the Warrant Agreement, dated as of March 15, 2018, by and between Tiberius and Continental Stock Transfer & Trust Company (the “Warrant Agent”), as amended by Amendment No. 1 to the Warrant Agreement dated as of March 17, 2020, by and between the Company, Tiberius and the Warrant Agent (as amended, the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to redeem each outstanding Warrant for $0.86 in cash, without interest (the “Redemption Price”), which Redemption Price is 10% less than the Offer Purchase Price (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding Public Warrants is required to approve the Warrant Amendment. Holders of the Warrants who desire to tender their Warrants pursuant to the Offer are required to consent to the Warrant Amendment. The foregoing is only a summary of the Warrant Amendment, and is qualified by reference to the full text of the Warrant Amendment, set forth as Annex A to the Offer to Purchase.

Parties representing approximately 67.3% of the outstanding Public Warrants have agreed to tender their Public Warrants in the Offer and consent to the Warrant Amendment in the Consent Solicitation pursuant to a tender and support agreement. Accordingly, because the holders of more than 65% of our outstanding Public Warrants have agreed to consent to the Warrant Amendment in the Consent Solicitation, if the other conditions described in the Offer are satisfied or waived, then the Warrant Amendment will be adopted.

Warrants eligible to be tendered pursuant to the Offer include all of the Company’s Public Warrants and all of the Company’s Private Warrants.

Please furnish copies of the enclosed materials to your clients for whom you hold Warrants registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.      Sixth Amended and Restated Offer to Purchase and Consent Solicitation dated August 30, 2023;

2.      Second Amended and Restated Letter of Transmittal and Consent (including Form W-9), for your use in accepting the Offer and tendering Warrants of your clients;

3.      Notice of Guaranteed Delivery with respect to Warrants, to be used to accept the Offer in the event (a) your Warrants are not immediately available, (b) the procedure for book-transfer cannot be completed on a timely basis, or (c) time will not permit all required documents to reach the Depositary prior to the Expiration Date (as defined in the Letter of Transmittal and Consent); and

4.      Letter to Clients, for you to send to your clients and for whose account you hold Warrants registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer.

Warrant holders must make their own decision as to whether to tender their Warrants and, if so, how many Warrants to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the Letter of Transmittal and Consent, including the Company’s reasons for making the Offer.

It is the Company’s current intent not to conduct another tender offer to purchase the Warrants. However, the Company reserves the right to do so in the future, including by redemption of the Public Warrants if and when the Company is permitted to do so pursuant to the terms of the Public Warrants. The Private Warrants are not currently subject to redemption by the Company.

All tenders must be in proper form as described in Section 2 of the Offer to Purchase to be valid.

We urge you to contact your clients promptly. Please note that the Offer period and withdrawal rights will expire at 12:00 Midnight, Eastern Time, at the end of the day on September 18, 2023, unless the Offer period is extended.

Under no circumstances will interest be paid on the Offer Purchase Price regardless of any extension of, or amendment to, the Offer or any delay in paying for such warrants.

The Company will not pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of tenders of Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.

As withholding agent for your clients, you are instructed to backup withhold on the gross proceeds of the Offer to Purchase paid to your clients that do not submit the Form W-9, Form W-8BEN, W-8IMY or Form W-8ECI, as applicable, in accordance with appropriate, accepted procedures. This withholding is disclosed in the Offer to Purchase.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone numbers and address listed below.

Very truly yours,

International General Insurance Holdings Ltd.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Morrow Sodali Global LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Telephone number toll-free: (800) 662-5200

Email: igic@info.morrowsodali.com